Exhibit 99.3

IceCure Reports its Financial Results for the First Half of 2026 with 45% Revenue Growth Year-Over-Year

The Company is advancing commercial execution and expanding its U.S. commercial footprint through approximately 70% growth in its active installed base following U.S. Food and Drug Administration’s (“FDA”) clearance, driving long-term value creation and supported by a strong cash position.

CAESAREA, Israel, August 12, 2026 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure,” “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today reported financial and operational results as of and for the six months ended June 30, 2026.

“We believe IceCure has reached an important inflection point where its clinical and commercial strategies are progressing in parallel rather than independently. Commercial adoption is generating additional clinical evidence, while clinical activity is simultaneously driving commercial utilization, physician confidence and future reimbursement opportunities. This creates a self-reinforcing cycle in which clinical validation supports commercialization, and commercialization further strengthens the clinical foundation. Increasing disposable probe sales continue to demonstrate that commercial adoption extends beyond system placements and is translating into recurring procedural utilization,” said Eyal Shamir, Chief Executive Officer of IceCure.

“Our 45% year-over-year revenue growth reflects the successful execution of our commercial initiatives, growing physician adoption and the ongoing expansion of our installed base across key markets. In addition, the capital we raised during the first half of 2026 helps to advance our long-term commercial plans while continuing to expand our market presence,” added Shamir.

Key First Half 2026 and Recent Highlights:

●	Commercial execution continued to gain momentum, reflected by approximately 45% year-over-year revenue growth to $1.8 million during the first half of 2026, supported by growth in both systems and disposable probes. Revenue growth was driven by increasing sales of both ProSense® systems and disposable probes, reflecting not only new customer adoption, but also growing utilization across the Company’s commercial install base. Gross profit increased to $548,000.

●	The Company expanded its U.S. commercial footprint through approximately 70% growth in its active commercial install base, reflecting increased physician adoption, higher procedure volumes and continued growth in active customer accounts.

●	The Company strengthened its balance sheet during the second quarter of 2026 with approximately $8.5 million in gross proceeds from multiple financings and ended the first half of the year with approximately $12.0 million in cash and cash equivalents.

●	IceCure continued to invest in its commercial infrastructure by expanding its U.S. sales organization while broadening its international footprint, including growing adoption in Brazil and other markets.

●	In parallel with commercial expansion, IceCure advanced the FDA-approved post-marketing “CHoICE study (the “CHoICE” Study”), designed to further support physician adoption, future reimbursement opportunities and broader commercialization. Additional U.S. clinical sites are expected to join the study as patient enrollment expands.

●	Clinical leadership continued to strengthen through inclusion in the American Society of Breast Surgeons (“ASBrS”) resource guide, peer-reviewed publications in the International Journal of Surgery and PLOS ONE, the Society of Interventional Oncology (“SIO”) petition to the National Comprehensive Cancer Network (“NCCN”), and positive five-year ICESECRET kidney cancer results presented at ECIO 2026.

“Our growing commercial momentum and expanding physician adoption reinforce our confidence in ProSense® and its long-term market opportunity. Building on this strong foundation, the CHoICE Study is designed to further support physician adoption and future reimbursement opportunities as our commercialization efforts continue to advance. We look forward to expanding the study across additional leading clinical sites in the United States and increasing patient enrollment, helping make this innovative, minimally invasive treatment available to more women. We are continuing to invest in the commercial and clinical infrastructure needed to support broader adoption of ProSense®, including our expanding U.S. commercial organization and the CHoICE Study,” added Shamir.

Financial Results as of and for the Six Months Ended June 30, 2026

Revenue for the six months ended June 30, 2026 increased approximately 45% to $1.8 million, compared to $1.3 million for the same period in 2025, driven by growth in both systems and disposable probes. Gross profit increased to $548,000, compared to $349,000 in the first half of 2025. The Company ended the period with approximately $12.0 million in cash and cash equivalents, compared to $8.9 million as of December 31, 2025, supported by financing activity completed during the first half of 2026.

Research and development expenses were $4.3 million for the six months ended June 30, 2026, compared to $3.4 million for the same period in 2025. The increase was primarily driven by the initiation of the CHoICE Study supporting the continued clinical expansion of ProSense® and the impact of foreign exchange fluctuations, primarily on payroll-related expenses.

Sales and marketing expenses were $2.5 million for the six months ended June 30, 2026, compared to $2.1 million for the same period in 2025. The increase primarily reflects investments in expanding the Company’s sales team, particularly in the United States, to support growing market demand and drive future sales growth following the FDA marketing authorization of ProSense®.

General and administrative expenses were $2.4 million for the six months ended June 30, 2026, compared to $1.9 million for the same period in 2025. The increase was primarily driven by the impact of foreign exchange fluctuations on payroll-related expenses and higher share-based compensation expense, a non-cash item.

Conference call & webcast info:

Wednesday, August 12, 2026, at 10:00 am EDT
US: 1-888-407-2553
Israel/International: +972-3-918-0696
A live webcast will be available at: https://www.veidan-conferencing.com/icecure-investors
A recording of the webcast will be available at: ir.icecure-medical.com

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and Asia.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses belief that the Company’s clinical and commercial strategies are progressing in parallel and creating a self-reinforcing cycle that may generate additional clinical evidence and drive increased commercial utilization, physician confidence, reimbursement opportunities and recurring procedural utilization; its belief that it is well positioned, including as a result of the capital raised during the period discussed above, to advance its long-term commercial plans, expand its market presence and create long-term value; the continued expansion of its U.S. commercial footprint, active installed base, physician adoption, procedure volumes and active customer accounts; its plans to continue investing in and expanding its U.S. commercial organization and international presence, including in Brazil and other markets; its plans and expectations regarding the CHoICE Study, including the addition of leading U.S. clinical sites and expanded patient enrollment; the potential for the CHoICE Study to support physician adoption, future reimbursement opportunities and broader commercialization; and the Company’s confidence in ProSense® and its long-term market opportunity and ability to make ProSense® available to more eligible patients. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Relations:

Meir Peleg, CFO

investors@icecure-medical.com

+1-888-902-5716

ICECURE MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
	U.S. dollars in thousands

ASSETS
CURRENT ASSETS
Cash and cash equivalents	12,034	8,897
Trade receivables	413	331
Inventory	2,545	2,625
Prepaid expenses and other receivables	1,654	752
Total current assets	16,646	12,605

NON-CURRENT ASSETS
Long-term restricted deposits	54	51
Rights of use assets	93	239
Property and equipment, net	914	993
Total non-current assets	1,061	1,283
TOTAL ASSETS	17,707	13,888

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	1,634	863
Lease liabilities	69	204
Employees and employees related benefits	3,186	2,659
Other current liabilities	901	1,098
Total current liabilities	5,790	4,824

NON-CURRENT LIABILITIES
Long-term lease liabilities	21	13
Total non-current liabilities	21	13

SHAREHOLDERS’ EQUITY
Ordinary shares, No par value; Authorized 2,500,000,000 shares; Issued and outstanding: 3,426,715 shares and 2,439,321 shares as of June 30, 2026 and December 31, 2025, respectively
Additional paid-in capital	141,107	129,487
Accumulated deficit	(129,211)	(120,436)
Total shareholders’ equity	11,896	9,051
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,707	13,888

ICECURE MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Six months ended June 30,
	2026	2025
	U.S. dollars in thousands (except per share data)
Revenues	1,818	1,250
Cost of revenues	1,270	901
Gross profit	548	349
Research and development expenses	4,279	3,375
Sales and marketing expenses	2,518	2,146
General and administrative expenses	2,422	1,870
Operating loss	8,671	7,042
Finance expenses (income), net	104	(90)

Net loss and comprehensive loss	8,775	6,952
Basic and diluted net loss per share	3.17	3.59
Weighted average number of shares outstanding used in computing basic and diluted loss per share	2,769,593	1,938,517

ICECURE MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2026	2025
	U.S. dollars in thousands
Cash flows from operating activities

Net loss	(8,775)	(6,952)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	140	151
Share-based compensation	301	295
Exchange rate changes in cash and cash equivalents and long-term restricted deposits	(30)	(52)
Other finance cost	-	10
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(82)	99
Increase in prepaid expenses and other receivables	(902)	(205)
Decrease (increase) in inventory	80	(341)
Decrease in right of use assets	178	173
Increase (decrease) in trade payables	771	(71)
Decrease in lease liabilities	(159)	(140)
Increase in employees and employees related liabilities	527	471
Decrease in other current liabilities	(197)	(288)
Net cash used in operating activities	(8,148)	(6,850)

Cash flows from investing activities
Purchase of property and equipment	(61)	(28)
Net cash provided by (used in) investing activities	(61)	(28)

Cash flows from financing activities:
Loan from related party	-	2,000
Proceeds from issuance of ordinary shares, warrants and pre-funded warrants, net of issuance costs	11,309	2,647
Proceeds from exercise of warrants	10	-
Net cash provided by financing activities	11,319	4,647

Increase (decrease) in cash and cash equivalents	3,110	(2,231)
Cash and cash equivalents at beginning of the year	8,897	7,564
Effect of exchange rate fluctuations on balances of cash and cash equivalents	27	50
Cash and cash equivalents at end of period	12,034	5,383

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	32	41

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